

16012326

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 32954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birchwood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 N. Medford Drive E.
(No. and Street)

Medford, New Jersey 08055
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cirenza 215-640-0650
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report1

John Scrudato CPA

(Name - *if individual, state last, first, middle name*)

7 Valley View Drive, Califon, New Jersey 07830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John Cirenza , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIRCHWOOD SECURITIES CORPORATION as of December 31 , 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Notary Public

President

Title


DAVID MIDGLEY
Notary Public
State of New Jersey
My Commission Expires Dec 18, 2020

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRCHWOOD SECURITIES CORPORATION
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

Scrudato & Co., PA
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of Birchwood Securities Corporation

We have audited the accompanying financial statements of Birchwood Securities Corporation (a New Jersey corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental statements. The Company's management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Public Company accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birchwood Securities Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information including Schedule I- Computation of Net Capital Under Rule 15c3-1 of the securities and exchange commission, Schedule II – Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III – Exempted Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scrudato & Co., PA
Califon, New Jersey

February 25, 2016

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 282,171
Receivables from brokers and dealers, net	15,442
Deposit held by clearing organization	50,120
Loans receivable	12,000
	$ 359,733

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 10,529
Payable to Clearing Broker	4,524
Loan payable to officer	-
Total Liabilities	15,053
Stockholder's equity	
Common stock - authorized, issued and outstanding, 1,000 shares, $100 par value	100,000
Additional paid in capital	502,557
Accumulated deficit	(257,877)
Total Stockholder's Equity	344,680
	$ 359,733

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Floor brokerage revenue	$ 59,010
Consulting Income	17,500
Interest income	109
Total Revenue	76,619
EXPENSES	
Bad debts	300
Automobile Expense	3
Clearing agency fees	36,368
Compliance expense	360
Customer Gifts	525
Depreciation	780
Insurance	2,537
Office Supplies	283
Postage and Delivery	83
Professional fees	12,600
Stock exchange fees and expense	6,374
Taxes	410
Travel and Entertainment	844
Telephone	716
Total Expenses	62,183
Net Income	$ 14,436

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common stock	Additional Paid in Capital	Accumulated Earnings (Deficit)	Total
Balance, January 1, 2015	$100,000	$502,557	$ (269,212)	$333,345
Net Income	$ -	$ -	$ 14,436	$ 14,436
Distributions paid to shareholder	-	-	(3,101)	(3,101)
Balance, December 31, 2015	$100,000	$502,557	$ (257,877)	$344,680

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 14,436
Adjustments to reconcile net income	
to net cash provided by operating activities	
(Increase) decrease in	
Receivables from brokers and dealers	(5,702)
Increase (decrease) in	
Accounts payable to clearing house	(3,035)
Accounts payable and accrued expenses	2,793
Net cash provided by operating activities	8,492
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in deposit with clearing broker	(51)
Net cash provided by investing activities	(51)
CASH FLOWS FROM FINANCING ACTIVITIES	
Loan from officer	(11,899)
Distribution paid to shareholder	(3,101)
Net cash provided by financing activities	(15,000)
Net increase in cash	(6,559)
CASH AND CASH EQUIVALENTS, beginning of year	288,730
CASH AND CASH EQUIVALENTS, end of year	$282,171

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

(1) NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Birchwood Securities Corporation ("the Company") was incorporated in the State of New Jersey in June 1984 as a broker-dealer registered with the United States Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, The Company is registered as a broker-dealer with the Commonwealth of Pennsylvania Securities Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investment Protection Corporation (SIPC).

<u>Basis of Accounting</u>

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid debt instruments or money market mutual funds purchased with an initial maturity of three months or less to be cash and cash equivalents.

<u>Property and Equipment</u>

Acquisitions of property and equipment in excess of $1,000 are capitalized. Property and equipment are carried at cost or, if donated, at the approximate fair value at the date of donation. Depreciation is computed using the straight-line method.

(1) NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets. These commissions are recorded on a settlement date basis in the statement of operations which approximates the commissions earned on a trade date basis.

Income Taxes

On March 1, 1986, the Company filed an election with the Internal Revenue Service and the Commonwealth of Pennsylvania to be treated as an "S" Corporation. Under "S" Corporation status, the Company's income and related tax liability passes through directly to the stockholder.

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2015.

The Company's corporation income tax returns for the years ended December 31, 2012, 2013, 2014 and 2015 are subject to examination by the Internal Revenue Service.

(2) OPERATING LEASE COMMITMENT

There were no operating lease commitments for the year ending December 31, 2015.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum net capital must be at least $5,000. At December 31, 2015, the Company's "aggregate indebtedness" and "net capital" (as defined) were $15,053 and $317,803, respectively, and its aggregate indebtedness to net capital ratio was .0474 to 1.0.

(4) RESERVE REQUIREMENTS

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

(5) CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the financial statements. There are no subsequent events to report at this time.

Schedule I

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15C3-1
DECEMBER 31, 2015

NET CAPITAL

Total stockholder's equity		$ 344,680
Less nonallowable assets		
Receivables	12,515	
Loans receivable	12,000	
Total nonallowable assets		(24,515)
Net capital before haircuts on securities		320,165
Haircuts on securities		(2,362)
Net capital		$ 317,803

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 10,529
Payable to clearing house	4,524
Total	$ 15,053

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1
DECEMBER 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Requirement	$ 5,000
Excess net capital at 1500%	$312,803
Excess net capital at 1000%	$311,803
Ratio of aggregate indebtedness to net capital	4.74%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A -5 as of December 31, 2015)

Net capital as reported in Company's Form X-17A-5, Part II (Unaudited)	$317,803
Audit adjustment to increase non allowable receivables	0
Net capital herein	$317,803

Note: There are no material differences from the company's computation and the company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

Schedule II

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

Birchwood Securities Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. In 2015, Birchwood Securities Corporation clears all of its trading activities through Vision Financial Markets.

Schedule III

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

Birchwood Securities Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customer funds and securities.

Scrudato & Co., PA
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS(FORM SIPC-7)

To the Stockholder of Birchwood Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Birchwood Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Birchwood Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC- 7). Birchwood Securities Corporation's management is responsible for the Birchwood Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries utilizing client check registers, bank statements and general ledger) noting no differences.

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with tl 13 ounts reported in Form SIPC-7 for the year

ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers(utilizing monthly clearing house reports),noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (utilizing client prepared summary supporting the adjustments), noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John Scrudato CPA

Scrudato & Co., PA
Califon, New Jersey

February 25, 2016

BIRCHWOOD SECURITIES CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2015

Total Revenue	$	76,510
Deductions:		(53,868)
SIPC Net Operating Revenues		22,642
General Assessment @ .0025		57
Payments made with 2015 Form SIPC 6		-
Balance Paid with SIPC 7	$	57

Scrudato & Co., PA
CERTIFIED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FORA BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder's
of Birchwood Securities Corporation

We have reviewed management's statements, included in the accompanying Report of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) Birchwood Securities Corporation (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of1934.

John Scrudato CPA

Scrudato & Co., PA
Califon, New Jersey

February 25, 2016

7 Valley View Drive Califon, New Jersey 07830 (908)534-0008
Registered Public Company Accounting Oversight Board Firm

Birchwood Securities Corporation Exemption Report

Birchwood Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

Birchwood Securities Corporation

I, John Cirenza, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Title: President

February 25, 2016

BIRCHWOOD SECURITIES CORPORATION
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2015
WITH REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR